NASDAQ: NICM

TSX.V: NIM

FSE: HLIA

NICOLA MINING ENTERS INTO MINING AND MILLING PROFIT SHARE AGREEMENT
WITH RED EYE RESOURCES

VANCOUVER, B.C. August 17, 2026 - Nicola Mining Inc. (NASDAQ: NICM) (TSX.V: NIM) (FSE: HLIA), (the "Company" or "Nicola") is pleased to announce that it and Red Eye Resources Ltd. ("Red Eye Resources") have signed a Mining and Milling Profit Share Agreement (the "Agreement").  Pursuant to the Agreement, Red Eye Resources may transport qualifying mineralized material to Nicola's Merritt Mill, located near Merritt, British Columbia, for processing.

Red Eye Resources is a privately held mineral exploration and project-generation company based in British Columbia. The company maintains a portfolio of precious metal prospects and its supported by a team with decades of experience in British Columbia's mining and exploration industry. The Agreement will focus exclusively on precious-metal opportunities, with profits generated under the arrangement to be shared equally between Nicola and Red Eye Resources.

Nicola's Merritt Mill is the only facility in the Province of British Columbia permitted to accept third party gold and silver mill feed from throughout the province.

This unique permitting position provides Nicola with the ability to collaborate with project owners seeking access to established processing infrastructure without the significant capital requirements and permitting timelines associated with constructing a standalone milling facility.

Mr. Peter Espig, CEO of Nicola Mining Inc., commented:

"This Agreement represents another step in Nicola's strategy of leveraging the Merritt Mill as a centralized processing platform for high-grade precious-metal projects throughout British Columbia. Red Eye Resources exemplifies an emerging and important segment of the province's mining industry: experienced, technically capable private operators advancing projects that may not independently justify the capital investment required for dedicated processing infrastructure.

"By adding Red Eye Resources' project-generation and mining expertise with Nicola's permitted milling infrastructure and current projects, we believe that we can supplement opportunities capable of generating near-term economic value. Nicola is pleased to support high-grade, smaller-resource projects and experienced British Columbia operators at a time when the province is placing renewed emphasis on strengthening and advancing its domestic mining industry."

Qualified Person

The scientific and technical disclosures included in this news release have been reviewed and approved by Will Whitty, P.Geo., who is the Qualified Person as defined by NI 43-101. Mr. Whitty is Vice President of Exploration for the Company.

About Nicola Mining

Nicola Mining Inc. is a junior mining company listed on the NASDAQ, the TSX Venture Exchange and Frankfurt Exchange that maintains a 100% owned mill and tailings facility, located near Merritt, British Columbia. It has signed Mining and Milling Profit Share Agreements with high grade gold projects. Nicola's fully permitted mill can process both gold and silver mill feed via gravity and flotation processes.

The Company owns 100% of the New Craigmont Project, a high-grade copper property, which covers an area of over 10,800 hectares along the southern end of the Guichon Batholith and is adjacent to Highland Valley Copper, Canada's largest copper mine. The Company also owns 100% of the Treasure Mountain Property, which includes 30 mineral claims and a mineral lease, spanning an area exceeding 2,200 hectares.

On behalf of the Board of Directors

"Peter Espig"

Peter Espig

CEO & Director

For additional information
Contact: Peter Espig
Phone: (778) 385-1213

Email: info@nicolamining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.